LOAN AGREEMENT
THIS AGREEMENT is dated for reference and made effective November 30, 2006
BETWEEN:
WESTERN WIND ENERGY CORP., a company with a registered office located at Suite 1925-700 West Georgia Street, Vancouver, British Columbia V7Y 1A1
(the "Borrower")
AND:
HEIDI CIACHURSKI, of 632 Foster Avenue, Coquitlam, British Columbia V3J 2L7
(the "Lender")
WHEREAS:
A.	The Borrower is a reporting company in British Columbia and Alberta and is listed on the TSX Venture Exchange (the "Exchange");
B.	The Borrower requires financing to make a down payment on approximately 1,108 acres of land in Kingman, Arizona and has agreed to borrow from the Lender the sum of $630,000 (the "Loan");
C.	In consideration of the risks taken by the Lender in providing such funds, the Borrower wishes to issue bonus shares (the "Bonus Shares")

NOW THEREFORE in consideration of the premises, the mutual covenants contained in this Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1 AMOUNT AND TERMS OF LOAN
1.1	Subject to the conditions set forth in the Agreement, the Lender shall lend to the Borrower the aggregate sum of $630,000 (the "Principal Sum") upon full execution of this Agreement.
1.2

The Loan will be evidenced by a promissory note (the "Note") made to the order of the Lender and substantially in the Form attached to this Agreement as Schedule "A". The Note shall be dated the date of this Agreement, be duly executed by the Borrower and shall be delivered to the Lender after receipt of the proceeds of the Loan. The Note issued under this Agreement shall be due on November 30, 2008 or such later date upon which the parties may agree (the "Maturity Date").

1.3

The Note shall bear interest from the date of its execution to the Maturity Date on the unpaid principal amount at the one year LIBOR (London Interbank Offered Rate) rate plus 5.98% per annum. Interest shall be paid monthly before as well as after maturity and both before and after default or judgement or both at the rate set out in this paragraph. The Borrower shall also pay interest at the aforesaid rate on any amounts including, without limitation, overdue interest which are past due until they are paid.

1.4	The Borrower shall have the privilege when not in default of any of its obligations contained in this Agreement at any time of prepaying all or any part of the Loan, without premium or penalty.
ARTICLE 2 COVENANTS
2.1	The Borrower covenants and agrees to do the following until the Note, including interest, is paid in full, unless specifically waived by the Lender in writing:
	(a)	upon execution of this Agreement, seek Exchange approval of this Agreement and the issuance of the Bonus Shares;
	(b)	make full and timely payment of the principal of and interest on the Note;
(c)

duly comply with all the terms and covenants contained in each instrument and document given to the Lender in connection with or pursuant to this Agreement, all at the times and places and in the manner set forth therein;

	(d)	provide the Lender with immediate notice of any Event of Default;
(e)

execute such further documents and instruments and do such further and other things as may be necessary to implement and carry out the intent of this Agreement including all things necessary to obtain and maintain the Security Interest in good standing; and

(f)

pay or reimburse the Lender for all reasonable costs, charges and expenses (including any legal fees) of or incurred by the Lender in connection with the preparation of this Agreement and the recovery or enforcement of payment of monies owed to the Lender pursuant to this Agreement.

ARTICLE 3 DEFAULTS AND REMEDIES
3.1

The following events shall constitute "Events of Default" under this Agreement, regardless of the reason for their occurrence, and whether the occurrence is voluntary or involuntary, or comes about or is affected by operation of law or pursuant to or in compliance with any court judgement, decree, or order, or any governmental or administrative order, rule, or regulation:

	(a)	if default is made in the due and punctual payment of the principal of the Note, when and as the same becomes due and payable;
	(b)	if default is made in the performance or observance of, or occurs under, any covenant, agreement, or other provision of this Agreement;
(c)

if the Borrower becomes insolvent or bankrupt or subject to the provisions of the Bankruptcy and Insolvency Act (Canada) or makes a general assignment for the benefit of its creditors or otherwise acknowledges itself insolvent; or

(d)

if any execution, sequestration, or any other process of any court becomes enforceable against the Borrower or if a distress or analogous process is levied on the property and assets of the Borrower, and the execution, sequestration, distress or process, remains unsatisfied for a period as would permit the property or a part of it to be sold.

If any one or more of the above Events of Default occur, and at any time thereafter while such event or events continue, the Lender may declare the Note to be due and payable. At such time, the maturity of the then unpaid balance of the Note shall be accelerated and the same shall forthwith become due and payable without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, anything contained herein or the Note to the contrary notwithstanding.

3.2

If any one or more Events of Default occur and are continuing, the Lender may proceed to protect and enforce its rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement, or other provision contained herein in the Note or in any document or instrument delivered in connection with or pursuant to this Agreement, or to enforce the payment of the Note or any legal or equitable right or remedy.

3.3

No right or remedy herein conferred upon the Lender is intended to be exclusive of any other right or remedy contained herein. Every such right or remedy shall be cumulative and shall be in addition to every other such right or remedy contained herein and therein or now or hereafter existing at law or in equity or by statute, or otherwise.

3.4

No course of dealing between the Borrower and the Lender or any failure or delay by the Lender in exercising any right or remedies hereunder shall operate as a waiver of any of the Lender's rights or remedies hereunder or shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES
4.1

In order to induce the Lender to enter into this Agreement and to make the loan as herein provided for, the Borrower makes the following representations and warranties, which shall survive the execution and delivery of this Agreement and the Note, and any inspection or examination at any time made by or on behalf of the Lender:

(a)

the Borrower is a duly organized corporation in good standing under the laws of the Province of British Columbia and has the corporate power and authority to own its properties and to transact the business in which it is engaged or presently proposes to engage;

	(b)	the Borrower has the corporate power to borrow and to execute, deliver, and carry out the terms and provisions of this Agreement and the Note;
(c)

the Borrower has taken, or will cause to be taken, all necessary corporate action to authorize the execution, delivery, and performance of this Agreement, the borrowing hereunder and the making and delivery of the Note;

(d)

except as disclosed by the Borrower in public filings made by it with the British Columbia Securities Commission, the Alberta Securities Commission, the TSX Venture Exchange or otherwise disclosed on its website or through a publicly disseminated news release:

(i) the Borrower is not in default under any indenture, mortgage, deed of trust, agreement, or other instrument to which it is a party or by which it may be bound; and
(ii)

no actions, suits, or proceedings are pending, or to the Borrower's knowledge are threatened against or affecting the Borrower before any court, arbitrator, or governmental or administrative body, which might result in any material adverse change of the Borrower's business, operations, properties, or assets, or financial or other condition.

ARTICLE 5 BONUS PAYABLE
5.1

Subject to the approval of the Exchange, the Borrower hereby agrees to pay to the Lender a bonus, payable by the issuance of 146,500 shares of the Borrower (or such other amount as may be acceptable to the Exchange) (the "Bonus Shares") at a deemed price of $0.86 per Share.

ARTICLE 6 CONVERSION
6.1	Subject to the provisions of this Article, the Lender shall be entitled, on or before the Maturity Date, to convert (the "Conversion Right"):
(a)

the portion of the Principal Sum then outstanding, in whole or in part, into units (the "Units") of the Borrower at the conversion price of $1.07 per Unit (the "Principal Conversion Price"). Each Unit will be comprised of one common share and one share purchase warrant (a "Warrant"), each warrant entitling the Lender to purchase one additional common share in the Borrower at a price of $1.07 per share until November 30, 2008.

(b)

any accrued but unpaid interest on the principal amount may be converted, in whole or in part, into Units at a conversion price (the "Interest Conversion Price") equal to the Market Price (as defined in the policies of the Exchange) of the Company's securities on the Conversion Date.

6.2

The number of Units issuable upon conversion of this Note shall be determined by dividing the unpaid balance of the principal amount on the Conversion Date (or so much thereof as Lender shall elect to convert), by the Principal Conversion Price and by dividing the accrued and unpaid interest as of such date (or so much thereof as Lender shall elect to convert), by the Interest Conversion Price.

6.3

In order to exercise the Conversion Right, the Lender shall deliver to the Borrower a written notice (the "Conversion Notice") signed by the Lender stating that the Conversion Right is exercised. If the Conversion Right is exercised only in part, the aggregate of the Principal Sum and any accrued but unpaid interest being converted shall be stated in the Conversion Notice.

6.4

As promptly as practicable after the receipt of the Conversion Notice, the Borrower shall deliver or cause to be delivered, to or upon the written order of the Lender, certificates representing the Shares and Warrants into which the Note is converted in accordance with the provisions of this Article.

6.5	The conversion terms shall be subject to adjustment as follows:
(a)

in the event of any subdivision or re-division or change of the shares of the Borrower at any time while the Note is outstanding into a greater number of such shares, the Borrower shall deliver, at the time of exercise thereafter of the Conversion Right by the Lender, the number of Units as would have resulted from such subdivision, re-division or change if the right of conversion had been exercised prior to the date of such subdivision, re-division or change;

(b)

in the event of any consolidation or change of the shares at any time when this Note is outstanding into a lesser number of shares, the number of Units deliverable by the Borrower on the exercise thereafter of the Conversion Right shall be reduced to such number of Units as would have resulted from such consolidation or change if the right of conversion had been exercised prior to the date of such consolidation or change; and

(c)

in the event of any consolidation or merger of the Borrower with or into another corporation (other than a merger with a subsidiary in which merger the Borrower is the continuing corporation and which does not result in any re-classification or change of outstanding common shares) or in the event of the sale or conveyance to another corporation of the property of the Borrower as an entity or substantially as an entity, then as a condition of any such consolidation, merger, sale or conveyance, the Lender and the Borrower or such successor or purchasing corporation, as the case may be, shall execute an agreement providing that the Lender (or the Borrower, as the case may be) shall have the right thereafter to convert the Loan into the kind and amount of securities and property receivable upon such consolidation, merger, sale or conveyance which a Lender of the number of securities of the Borrower into which the Loan might have been converted would have received as a result of such consolidation, merger, sale or conveyance.

6.6

The conversion of the Principal Sum and accrued but unpaid interest shall only be made in respect of the greatest full number of Units into which the amount available for conversion of the Loan may be converted as provided in this Article. No fractional Units shall be issued upon the conversion of the Loan.

6.7

The Borrower covenants that it will at all times reserve and keep available out of its authorized share capital, solely for the purpose of issue upon conversion of the Loan as herein provided, such number of shares as may then be issuable upon the conversion of the Loan. The Borrower covenants that all shares issuable upon conversion of the Loan shall be duly and validly issued as fully paid and non-assessable.

6.8	The Lender shall record on the schedule to the Note the amount being converted and shall deliver a copy to the Borrower.
ARTICLE 7 MISCELLANEOUS
7.1	The Loan and this Agreement are subject to approval of the Exchange.
7.2

No modification or waiver of any provision of the Note or of this Agreement, and no consent by the Lender to any departure therefrom by the Borrower, shall be effective unless such modification or waiver is in writing and signed by a duly authorized officer or authorized representative of the Lender.

7.3

All notices, requests, demands, or other communications provided for herein shall be in writing or by facsimile and shall be deemed to have been given when sent by registered or certified mail, return receipt requested, addressed, as the case may be, to the parties' addresses noted on page 1 of this Agreement, or when transmitted by facsimile to the Lender at (604) 939-1292 or to the Borrower at (604) 939-1292, or to any other person or persons either party designates in writing to the other from time to time in the manner provided above.

7.4

The Note issued under this Agreement may not be sold, transferred, assigned, offered, pledged or otherwise distributed for value by the Lender without the consent of the Borrower. The Loan and this Agreement may not be assigned by the Borrower.

7.5	This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, and all subsequent holders of the Note.
7.6

The Lender acknowledges being advised to obtain and having received such independent legal advice from the Lender's professional advisors as the Lender has determined necessary or advisable to enter into this Agreement and acknowledges that Thomas, Rondeau LLP, Business Lawyers have acted solely on behalf of the Borrower in connection with this transaction.

7.7

This Agreement may be executed in several parts in the same form and such parts as so executed shall together constitute one original document, and such parts, if more than one, shall be read together and construed as if all the signing parties had executed one copy of the said agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date and year first written above.
WESTERN WIND ENERGY CORP. Per: "James A. Henning" Authorized Signatory

SIGNED, SEALED and DELIVERED		)
by HEIDI CIACHURSKI		)
in the presence of:		)
"Jeffrey J. Ciachurski		)
Signature		)
Jeffrey J. Ciachurski		) "Heidi Ciachurski"
Print Name		) HEIDI CIACHURSKI
632 Foster Avenue		)
Address		)
Coquitlam, BC		)
CEO -WND		)
Occupation		)

SCHEDULE "A"

PROMISSORY NOTE

Principal: $630,000		Date: November 30, 2006

FOR VALUE RECEIVED, the undersigned promises to pay to the order of HEIDI CIACHURSKI. (the "Lender") of 632 Foster Avenue, Coquitlam, BC V3J 2L7 in accordance with the terms of a loan agreement (the "Loan Agreement") dated for reference November 30, 2006 between the Lender and the undersigned, the principal sum of Six Hundred Thirty Thousand ($630,000) Dollars (the "Loan") in lawful money of Canada.

In the event of any inconsistency between any term or condition of this Promissory Note and the Loan Agreement, the terms of the Loan Agreement shall prevail.

The undersigned authorizes the Lender to record on the attached schedule to this note all repayments, prepayments, converted amounts and the unpaid principal balance of the Loan from time to time. The undersigned agrees that in the absence of manifest error, the record kept by the Lender on this attached schedule shall be conclusive evidence of the matters recorded on it, provided that the failure of the Lender to record or correctly record any amount or date shall not affect the obligation of the undersigned to pay the outstanding unpaid principal amount of the Loan in accordance with the Loan Agreement.

The undersigned waives presentment, demand, notice of dishonour and protest or further notice of any kind and agrees that it shall remain liable in respect of this note as if presentment, demand, notice of dishonour and protest had been duly made or given.

Dated at Vancouver, BC effective the 30th day of November 2006.
WESTERN WIND ENERGY CORP.

Per: "Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, Chief Executive Officer

Per: "James A. Henning"
James A. Henning, Chief Financial Officer

PAYMENTS

Date	Amount Paid, Prepaid or Converted	Unpaid Balance	Notation Made By